Exhibit 99.1
STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2026
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$92,528	$94,527
Short-term bank deposits	120,000	150,000
Accounts receivable, net of allowance for credit losses of $4,275 and $4,145 as of June 30, 2026 and December 31, 2025, respectively	160,383	160,478
Inventories	143,934	145,238
Prepaid expenses	9,801	5,500
Other current assets	28,833	26,241

Total current assets	555,479	581,984
Non-current assets
Property, plant and equipment, net	190,152	192,566
Goodwill	100,624	101,599
Other intangible assets, net	85,493	95,842
Operating lease right-of-use assets	24,072	25,417
Long-term investments	77,633	63,104
Other non-current assets	15,851	13,252

Total non-current assets	493,825	491,780

Total assets	$1,049,304	$1,073,764

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$46,786	$43,021
Accrued expenses and other current liabilities	25,963	34,284
Accrued compensation and related benefits	30,604	31,304
Deferred revenues - short-term	49,552	47,835
Operating lease liabilities - short-term	6,547	6,597

Total current liabilities	159,452	163,041
Non-current liabilities
Deferred revenues - long-term	17,426	19,062
Deferred income taxes	399	312
Operating lease liabilities - long-term	18,865	19,903
Contingent consideration - long-term	5,360	5,353
Other non-current liabilities	29,212	23,193

Total non-current liabilities	71,262	67,823

Total liabilities	$230,714	$230,864

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 87,853 thousand shares and 86,376 thousand shares issued at June 30, 2026 and December 31, 2025, respectively; 87,587 thousand shares and 86,110 thousand shares outstanding at June 30, 2026 and December 31, 2025, respectively	$246	$242
Treasury shares at cost, 266 thousand shares at June 30, 2026 and December 31, 2025	(1,995)	(1,995)
Additional paid-in capital	3,290,084	3,275,344
Accumulated other comprehensive loss	(4,561)	(6,197)
Accumulated deficit	(2,465,184)	(2,424,494)
Total equity	818,590	842,900

Total liabilities and equity	$1,049,304	$1,073,764
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(U.S. $ in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Revenues
Products	$92,738	$94,791	$181,492	$188,586
Services	44,868	43,295	88,811	85,546
	137,606	138,086	270,303	274,132
Cost of revenues
Products	48,028	48,617	94,582	95,885
Services	31,340	29,975	62,122	58,514
	79,368	78,592	156,704	154,399

Gross profit	58,238	59,494	113,599	119,733

Operating expenses
Research and development, net	19,461	19,921	38,612	38,713
Selling, general and administrative	52,244	56,193	114,986	110,044
	71,705	76,114	153,598	148,757

Operating loss	(13,467)	(16,620)	(39,999)	(29,024)

Financial income, net	3,285	3,286	6,017	4,759

Loss before income taxes	(10,182)	(13,334)	(33,982)	(24,265)

Income tax expenses	6,683	1,041	6,708	1,496

Share in losses of associated companies	—	2,370	—	4,038

Net loss	$(16,865)	$(16,745)	$(40,690)	$(29,799)

Net loss per share - basic and diluted	$(0.19)	$(0.20)	$(0.47)	$(0.38)

Weighted average ordinary shares outstanding - basic and diluted	87,053	83,485	86,723	77,722

Comprehensive loss
Net loss	(16,865)	(16,745)	(40,690)	(29,799)
Other comprehensive income:
Foreign currency translation adjustments	(328)	5,046	(1,651)	6,772
Unrealized gains (losses) on derivatives designated as cash flow hedges, net	718	(1,924)	3,287	(4,959)
Other comprehensive income	390	3,122	1,636	1,813
Comprehensive loss	$(16,475)	$(13,623)	$(39,054)	$(27,986)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)
Three and Six Months Ended June 30, 2026	Ordinary Shares		Treasury Shares
	Number of shares	Amount	Number of shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balances as of December 31, 2025	86,376	$242	(266)	$(1,995)	$3,275,344	$(2,424,494)	$(6,197)	$842,900
Issuance of ordinary shares in connection with share-based compensation plans	704	2	—	—	(2)	—	—	—
Share-based compensation	—	—	—	—	5,285	—	—	5,285
Comprehensive income (loss)	—	—	—	—	—	(23,825)	1,246	(22,579)
Balances as of March 31, 2026	87,080	$244	(266)	$(1,995)	$3,280,627	$(2,448,319)	$(4,951)	$825,606
Issuance of ordinary shares in connection with share-based compensation plans	345	1	—	—	(1)	—	—	—
Share-based compensation	—	—	—	—	6,216	—	—	6,216
Comprehensive income (loss)	—	—	—	—	—	(16,865)	390	(16,475)
Issuance of ordinary shares under employee share purchase plan	373	1	—	—	2,742	—	—	2,743
Issuance of ordinary shares as part of Nexa3D Inc. acquisition	55	—	—	—	500	—	—	500
Balances as of June 30, 2026	87,853	$246	(266)	$(1,995)	$3,290,084	$(2,465,184)	$(4,561)	$818,590
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity
(U.S. $ in thousands)
Three and Six Months Ended June 30, 2025	Ordinary Shares		Treasury Shares
	Number of shares	Amount	Number of shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balances as of December 31, 2024	71,982	$202	(266)	$(1,995)	$3,123,024	$(2,320,209)	$(8,031)	$792,991
Issuance of ordinary shares in connection with share-based compensation plans	675	1	—	—	(1)	—	—	—
Share-based compensation	—	—	—	—	6,213	—	—	6,213
Comprehensive loss	—	—	—	—	—	(13,054)	(1,309)	(14,363)
Balances as of March 31, 2025	72,657	$203	(266)	$(1,995)	$3,129,236	$(2,333,263)	$(9,340)	$784,841
Issuance of ordinary shares in connection with share-based compensation plans	324	1	—	—	—	—	—	1
Share-based compensation	—	—	—	—	6,138	—	—	6,138
Comprehensive income (loss)	—	—	—	—	—	(16,745)	3,122	(13,623)
Issuance of ordinary shares under employee share purchase plan	318	1	—	—	2,597	—	—	2,598
PIPE newly-issued ordinary shares, net	11,650	32	—	—	119,259	—	—	119,291
Issuance of ordinary shares as part of Nexa3D Inc. acquisition	300	1	—	—	3,134	—	—	3,135
Balances as of June 30, 2025	85,249	$238	(266)	$(1,995)	$3,260,364	$(2,350,008)	$(6,218)	$902,381
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
(U.S. $ in thousands)	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(40,690)	$(29,799)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	22,497	21,342
Share-based compensation	11,501	12,351
Foreign currency transaction (gain) loss	1,231	(9,137)
Share in losses of associated companies	—	4,038
Revaluation of investments	(59)	240
Revaluation of contingent consideration	(4,045)	862
Deferred income taxes, net and uncertain tax positions	5,568	305
Other non-cash items, net	(1,065)	(53)

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(9,240)	(1,951)
Inventories	170	20,439
Other current assets and prepaid expenses	(8,113)	(6,429)
Other non-current assets	1,487	3,909
Accounts payable	2,472	(9,213)
Other current liabilities	4,203	(4,898)
Deferred revenues	533	4,484
Other non-current liabilities	(2,745)	(3,059)
Net cash provided by (used in) operating activities	(16,295)	3,431

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	—	(5,448)
Purchase of property and equipment	(7,578)	(11,036)
Investments in short-term bank deposits	(126,000)	(183,500)
Proceeds from short-term bank deposits	156,000	80,500
Investments in unconsolidated entities	(4,933)	(390)
Purchase of intangibles and other assets	(1,180)	(4,028)
Other investing activities	397	(41)
Net cash provided by (used in) investing activities	16,706	(123,943)

Cash flows from financing activities
Payment of contingent consideration	(2,624)	(657)
Proceeds from PIPE transaction, net of issuance costs	—	119,291
Other financing activities	56	(350)
Net cash provided by (used in) financing activities	(2,568)	118,284

Effect of exchange rate changes on cash, cash equivalents and restricted cash	42	3,069

Net change in cash, cash equivalents and restricted cash	(2,115)	841
Cash, cash equivalents and restricted cash, beginning of period	95,356	71,076
Cash, cash equivalents and restricted cash, end of period	$93,241	$71,917

Supplemental disclosures of cash flow information:
Transfer of inventories to fixed assets	607	2,773
Transfer of fixed assets to inventories	—	5
Issuance of ordinary shares under employee share purchase plan	2,743	2,598
Issuance of ordinary shares as part of Nexa3D Inc. transaction	500	3,135
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	92,528	71,073
Restricted cash included in other current assets	713	844
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$93,241	$71,917
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 1. Business Description and Basis of Presentation
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its distinct competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, materials, a technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market.
The Company’s approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future, economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect the Company's results of operations and financial position.
The Company's financial results for the periods covered by its financial statements are impacted by global and regional macroeconomic and geopolitical developments. During part of the six-month period ended June 30, 2026, Israel, together with the U.S., were engaged in a war against Iran and its sponsored terrorist organization in Lebanon, Hezbollah. Since the implementation of a ceasefire in April 2026, Israel has not been engaged in direct military conflict with Iran, although the Israeli-Hezbollah front in northern Israel and southern Lebanon has remained active for part of the time since the ceasefire, and the United States' conflict with Iran has continued intermittently. One of the Company's two global headquarters, many of the Company's employees, including several senior members of its management team, certain of its manufacturing and research and development facilities, and some of its suppliers, are located in Israel. As of the publication date of these financial statements and throughout the period covered by these financial statements, the Company's activities in Israel and globally were largely unaffected by the war.
In addition to the Israeli-U.S. war against Iran and Hezbollah, a number of global developments that have been impacting, and may continue to impact, macroeconomic conditions also may affect the accounting estimates and assumptions that underlie the Company's financial statements, including, most prominently: the extent to which tariffs continue to increase the prices the Company pays for finished goods used in offering its products and services, thereby adversely affecting its gross margins, and also potentially adversely impacting the industries and countries into which the Company sells its products; the degree to which inflation remains moderate; whether and when additional interest rate cuts are implemented by central banks; whether tight credit markets are loosened; whether capital markets continue to rise; whether oil prices and, indirectly, energy prices moderate and overcome the effects of the U.S. and Iranian blockades in the Strait of Hormuz; and whether global supply chains maintain resistance to ongoing challenges. As a result of those global uncertainties, the accounting estimates and assumptions underlying these consolidated financial statements may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuations, and the Company's allowance for expected credit losses. These financial statements reflect the effects of global developments based upon Stratasys' management’s estimates and assumptions utilizing the most currently available information.
The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2026 as part of the Company’s Annual Report on Form 20-F for such year.
Note 2. New Accounting Pronouncements
Accounting Pronouncements Adopted
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The Company has adopted this update on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.
Recently issued accounting pronouncements, not yet adopted
In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes new guidance for the recognition, measurement, presentation, and disclosure of environmental credits and related obligations. The new guidance is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements.” The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270. The objective of the update is to provide clarity about current interim requirements. The amendments in this update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in this ASU are required to be adopted for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
In November 2025, the FASB issued ASU 2025-09 to amend the guidance in “Derivatives and Hedging” (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
In September 2025, the FASB issued ASU No. 2025-07 (“ASU 2025-07”), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 by clarifying which contracts are subject to derivative accounting and expand the scope exception for certain contracts not traded on an exchange to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU 2025-07 are effective for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments may be applied prospectively or on a modified retrospective basis. The Company does not expect ASU 2025-07 will have a material impact on its consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03 “Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”, which amends the guidance for determining the accounting acquirer in certain transactions. The guidance should be applied prospectively. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of this guidance will affect acquisition transactions of variable interest entities that occur after the initial application date.
In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 3. Certain Transactions
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a wholly-owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.
During 2025, Ultimaker continued to encounter difficulties in its business as a result of tighter competition and global market conditions resulting in revenue decline compared with prior expectations. In addition, the Company's management concluded that the decline in Ultimaker's revenues is expected to continue in 2026. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the Company's investment in Ultimaker. Based on valuations performed, the fair value of the investment was estimated below its carrying amount in each year and such reduction in fair value was determined to be other than temporary.
Accordingly, the Company recorded an impairment charge in an amount of $33.9 million for the twelve-month period ended December 31, 2025, which was recorded in share in losses of associated companies and impairment charges in the Consolidated Statements of Operations and Comprehensive Loss.
As of June 30, 2026 and December 31, 2025 the Company's equity investment in Ultimaker was valued at $0 million, which represents the Company's investment in Ultimaker, net of the Company's share in Ultimaker's net losses, including impairments in the carrying value of the investment. The Company recorded no share of losses from Ultimaker during the six-month period ended June 30, 2026, compared to approximately $4.0 million for the six months ended June 30, 2025.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under long-term investments consist of investments in marketable securities, and non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. The Company invested in non-marketable equity securities and convertible notes of several companies in a total amount of $14.1 million during the six months ended June 30, 2026 and $22.9 million during 2025.
Prospective Acquisition of MarkForged
On May 26, 2026, Stratasys entered into a definitive agreement to acquire Markforged, Inc. (“Markforged”), a leading provider of end-to-end Fused Filament Fabrication (FFF) solutions and a wholly owned indirect subsidiary of Nano Dimension Ltd. (“Nano Dimension”), in an all-cash transaction valued at $42.5 million, subject to customary adjustments.
Under the terms of the agreement, Stratasys will acquire all issued and outstanding shares of Markforged. Nano Dimension will retain Markforged’s Metal Binder Jetting product line.
The acquisition is subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions. The transaction is currently expected to be completed in the second half of 2026.
Stratasys expects to account for the acquisition using the acquisition method (business combination accounting), involving a purchase price allocation to the fair-valued assets and liabilities of Markforged being acquired by it, with any excess cash consideration paid above the total net fair value of those identifiable assets and liabilities to be recognized as goodwill on Stratasys' consolidated balance sheet.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' location) and revenue type for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas*
Systems	$16,738	$18,307	$31,087	$34,848
Consumables	34,334	32,947	65,559	67,128
Services	33,275	32,413	65,867	63,119
Total Americas	84,347	83,667	162,513	165,095

EMEA
Systems	6,524	9,312	17,788	19,334
Consumables	21,390	20,726	41,472	39,786
Services	7,494	7,268	14,996	14,881
Total EMEA	35,408	37,306	74,256	74,001

Asia Pacific
Systems	3,135	2,971	6,308	7,580
Consumables	10,617	10,528	19,278	19,910
Services	4,099	3,614	7,948	7,546
Total Asia Pacific	17,851	17,113	33,534	35,036

Total Revenues	$137,606	$138,086	$270,303	$274,132
*Revenues in the United States for the three months ended June 30, 2026 and 2025 amounted to $80.9 million and $80.4 million, respectively, and are included under the Americas region in the above table. Revenues in the United States for the six months ended June 30, 2026 and 2025 amounted to $155.9 million and $157.2 million, respectively, and are included under the Americas region in the above table.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The following table presents the Company’s revenues disaggregated based on the timing of revenues recognition (at a specific point in time or over the course of time) for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$92,738	$94,791	$181,492	$188,586
Services	12,436	12,130	24,272	24,745
Total revenues recognized in point in time	105,174	106,921	205,764	213,331

Revenues recognized over time from:
Services	32,432	31,165	64,539	60,801
Total revenues recognized over time	32,432	31,165	64,539	60,801

Total Revenues	$137,606	$138,086	$270,303	$274,132
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditioned on constraints other than the passage of time. The Company had no material contract assets as of June 30, 2026 and December 31, 2025.
Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
	(U.S. $ in thousands)
Deferred revenues *	$66,978	$66,897
*Includes $17.4 million and $19.1 million under long-term deferred revenues in the Company's consolidated balance sheets as of June 30, 2026 and December 31, 2025, respectively.
Revenue recognized in 2026 that was included in deferred revenues balance as of December 31, 2025 was $12.7 million and $29.5 million for the three and six months ended June 30, 2026, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Remaining Performance Obligations
Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2026, the total RPO amounted to $95.4 million. The Company expects to recognize $67.5 million of this RPO during the next 12 months, $14.9 million over the subsequent 12 months and the remaining $13.0 million thereafter.
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of June 30, 2026 and December 31, 2025, the deferred commissions amounted to $8.1 million and $8.8 million, respectively and are presented under Other current assets and Other non-current assets.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 5. Inventories
Inventories consisted of the following:

	June 30, 2026	December 31, 2025
	(U.S. $ in thousands)
Finished goods	$72,330	$74,573
Work-in-process	4,203	4,125
Raw materials	67,401	66,540
	$143,934	$145,238
Note 6. Goodwill and Other Intangible Assets
 Goodwill
Changes in the carrying amount of the Company’s goodwill during the six months ended June 30, 2026 were as follows:

(U.S. $ in thousands)
Goodwill as of January 1, 2026	$101,599
Measurement period adjustments	(659)
Currency translation adjustments	(316)
Goodwill as of June 30, 2026	$100,624
Other Intangible Assets
Other intangible assets consisted of the following:

	June 30, 2026			December 31, 2025
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	(U.S. $ in thousands)			(U.S. $ in thousands)
Developed technology	$406,388	$(345,555)	$60,833	$406,606	$(336,621)	$69,985
Patents	31,260	(15,000)	16,260	30,028	(13,717)	16,311
Trademarks and trade names	22,366	(19,537)	2,829	22,406	(19,062)	3,344
Customer relationships	102,912	(97,341)	5,571	103,084	(96,882)	6,202
	$562,926	$(477,433)	$85,493	$562,124	$(466,282)	$95,842
Amortization expenses relating to intangible assets for the three-month periods ended June 30, 2026 and 2025 were approximately $5.8 million and $5.4 million, respectively. Amortization expenses relating to intangible assets for the six-month periods ended June 30, 2026 and 2025 were approximately $11.5 million and $10.9 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
As of June 30, 2026, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated Amortization Expenses
(U.S. $ in thousands)
Remaining 6 months of 2026	$11,393
2027	21,888
2028	17,683
2029	11,933
2030	11,300
2031 and thereafter	11,296
Total	$85,493
Note 7. Net Loss Per Share
The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(U.S. $ in thousands, except per share amounts)		(U.S. $ in thousands, except per share amounts)
Numerator:
Net loss for basic and diluted net loss per share	$(16,865)	$(16,745)	$(40,690)	$(29,799)
Denominator:
Weighted average shares, net of treasury shares - for basic and diluted net loss per share	87,053	83,485	86,723	77,722

Net loss per share
Basic and diluted	$(0.19)	$(0.20)	$(0.47)	$(0.38)
The computation of diluted net loss per share excluded share awards of 5.7 million shares and 3.1 million shares for the three months ended June 30, 2026 and 2025, respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share. The computation of diluted net loss per share excluded share awards of $5.7 million shares and $2.1 million shares for the six months ended June 30, 2026 and 2025 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
Note 8. Income Taxes
The Company had income tax expenses of $6.7 million for the three-month period ended June 30, 2026, compared to income tax expenses of $1.0 million for the three-month period ended June 30, 2025. The Company had income tax expenses of $6.7 million for the six-month period ended June 30, 2026, compared to income tax expenses of $1.5 million for the six-month period ended June 30, 2025. The Company’s effective tax rate as of June 30, 2026, was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 9. Fair Value Measurements
The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	June 30, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(U.S. $ in thousands)			(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$238	$—	$—	$15	$—
Foreign exchange forward contracts designated as hedging instruments	—	2,226	—	—	454	—
Convertible notes	—	—	26,380	—	—	15,400
Marketable securities	348	—	—	289	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(308)	—	—	(175)	—
Foreign exchange forward contracts designated as hedging instruments	—	(36)	—	—	(235)	—
Contingent consideration*	—	—	(5,843)	—	—	(12,513)
	$348	$2,120	$20,537	$289	$59	$2,887
*Includes $0.5 million and $7.2 million under accrued expenses and other current liabilities in the Company's consolidated balance sheets as of June 30, 2026 and December 31, 2025, respectively.
The Company's foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 10. Derivative Instruments and Hedging Activities
Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2026.
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
		(U.S. $ in thousands)		(U.S. $ in thousands)
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$238	$15	$59,348	$5,680
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	2,226	454	51,555	55,880
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(308)	(175)	38,672	99,514
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(36)	(235)	5,530	29,587
		$2,120	$59	$155,105	$190,661
Foreign exchange contracts not designated as hedging instruments
As of June 30, 2026, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $98.0 million, and were used to reduce foreign currency exposures of the Euro, NIS, British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, a gain of $2.7 million and a loss of $3.0 million were recognized under financial income, net for the three-month periods ended June 30, 2026 and 2025, respectively and a gain of $4.4 million and a loss of $5.5 million were recognized under financial income, net for the six-month periods ended June 30, 2026 and 2025, respectively. Such gains and losses partially offset the revaluation losses of the balance sheet items which are also recognized under financial income, net.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of June 30, 2026, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $8.6 million into NIS. The Company uses, from time to time, short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue
The Company transacts business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to six months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and accordingly, they are not speculative in nature.
As of June 30, 2026, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of €40.8 million into dollars.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 11. Equity
a. Share capital
The Company’s issued share capital is composed of ordinary shares, NIS 0.01 par value per share (“ordinary shares”). Ordinary shares confer upon their holders the right to receive notice, participate and vote at general meetings of the Company, and the right to receive dividends if declared. The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of June 30, 2026 and December 31, 2025, there were 87,853 thousand ordinary shares and 86,376 thousand ordinary shares issued, respectively, and 87,587 thousand ordinary shares and 86,110 thousand ordinary shares outstanding, net of treasury shares, respectively. The change in the issued and outstanding ordinary shares during the three months ended June 30, 2026 was attributable to exercises of share options and settlement of RSUs under the Company’s share-based compensation plans (including its ESPP) and the issuance of ordinary shares as deferred consideration for our acquisition of certain assets from Nexa3D Inc.. During the six months ended June 30, 2026, the Company's board of directors increased the reserve pool under the Company's 2022 Share Incentive Plan by 2.2 million shares.
b. Share Repurchase Program and Treasury Shares
On September 16, 2024, the Company’s Board of Directors (the “Board”) authorized a share repurchase program that provides for the repurchase of up to $50 million of the Company’s ordinary shares, from time to time. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of the Board’s adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
During the year ended December 31, 2024, the Company repurchased 266 thousand ordinary shares for approximately $2.0 million, at a weighted average cost of $7.50 per share. During the year ended December 31, 2025 and during the three and six months ended June 30, 2026, the Company did not repurchase any additional ordinary shares.
c. Issuance of Shares
PIPE Transaction
On April 8, 2025, the Company completed its private investment in public equity (PIPE) transaction pursuant to which FF6-SSYS, Limited Partnership, an affiliate of Fortissimo Capital (together referred to as “Fortissimo”), an Israeli private equity fund, invested $120 million in Stratasys and acquired 11,650,485 newly-issued ordinary shares of the Company at a price of $10.30 per share. Upon completion of the PIPE, Fortissimo held approximately 15.5% of the Company's issued and outstanding ordinary shares, which as of December 31, 2025 constituted approximately 14.9% of the Company's issued and outstanding ordinary shares. As part of the transaction, Fortissimo entered into a shareholder agreement with the Company under which, among other things, Fortissimo became subject to an 18-month lock-up period, during which it will be prohibited from transferring any ordinary shares, subject to limited,

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
customary exceptions, and is entitled to the registration, under the Securities Act of 1933, as amended, of its resale of the ordinary shares purchased by it in the PIPE.
d. Share-based compensation program
Share-based compensation expenses for equity-classified share options, restricted share units (“RSUs”) and performance-based restricted share units (“PSUs”), in the aggregate, were allocated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(U.S. $ in thousands)		(U.S. $ in thousands)
Cost of revenues	$788	$746	$1,448	$1,454
Research and development, net	1,238	1,557	2,310	2,798
Selling, general and administrative	4,190	3,835	7,743	8,099
Total share-based compensation expenses	$6,216	$6,138	$11,501	$12,351
A summary of the Company’s share option activity for the six months ended June 30, 2026 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2026	1,224,196	17.67
Forfeited	(60,550)	23.81
Options outstanding as of June 30, 2026	1,163,646	17.35
Options exercisable as of June 30, 2026	1,144,305	17.45
As of June 30, 2026, the unrecognized compensation cost of $0.2 million related to all unvested, equity-classified share options is expected to be recognized as an expense over a weighted-average period of 0.3 years.
A summary of the Company’s RSUs and PSUs activity for the six months ended June 30, 2026 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2026	4,726,135	10.84
Granted	2,067,768	9.66
Vested	(1,048,255)	11.73
Forfeited	(248,031)	10.70
Unvested as of June 30, 2026	5,497,617	10.23
The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.
As of June 30, 2026, the unrecognized compensation cost of $48.9 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.74 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
e. Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30, 2026 and 2025, respectively:

	Six Months Ended June 30, 2026
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	(U.S. $ in thousands)
Balances as of January 1, 2026	$(624)	$(5,573)	$(6,197)
Other comprehensive income (loss) before reclassifications	3,744	(1,651)	2,093
Amounts reclassified from accumulated other comprehensive loss	(457)	—	(457)
Other comprehensive income (loss)	3,287	(1,651)	1,636
Balances as of June 30, 2026	$2,663	$(7,224)	$(4,561)

	Six Months Ended June 30, 2025
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	(U.S. $ in thousands)
Balances as of January 1, 2025	$4,907	$(12,938)	$(8,031)
Other comprehensive income (loss) before reclassifications	(2,177)	6,772	4,595
Amounts reclassified from accumulated other comprehensive loss	(2,782)	—	(2,782)
Other comprehensive income (loss)	(4,959)	6,772	1,813
Balances as of June 30, 2025	$(52)	$(6,166)	$(6,218)

Note 12. Contingencies
Legal proceedings
Ordinary course litigation
The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 13. Segment
The Company's chief operating decision maker (“CODM”) manages the Company’s business activities as a single operating and reportable segment and reviews financial information prepared on a consolidated basis. The Company's reportable segment generates revenues through the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The CODM reviews and utilizes budget-to-actual variances of profit measures and functional expenses (Cost of revenues, Research and development, net, and Selling, general and administrative), at the consolidated level to manage the Company’s operations and to make key operating decisions. Other segment items included in consolidated net loss are Financial income, net and the Income tax expenses, which are reflected in the Consolidated Statements of Operations and Comprehensive Loss.
Note 14. Restructuring costs
During the years ended December 31, 2025 and 2024, the Company initiated certain restructuring activities for some parts of its operations, as part of aligning the business to the Company's growth strategy and streamlining the organization for improved efficiency. In connection with these activities, certain operations were discontinued, and others were divested. These restructuring activities include global workforce reduction, employees related expenses, impairment charges to fixed assets, inventory write-off and other charges.
During the six months ended June 30, 2026 and 2025, the Company recorded the following activity related to the restructuring activities in accrued expenses and other current liabilities on the balance sheet:

	2026	2025
	(U.S. $ in thousands)
Accrued expenses and other current liabilities as of January 1,	$1,992	$3,859
Restructuring charges and exchange rate impact	48	1,325
Cash payments	(625)	(1,563)
Accrued expenses and other current liabilities as of June 30,	$1,415	$3,621
Includes $1.2 million of restructuring-related activity in other long term liabilities in the Company's consolidated Balance Sheet as of June 30, 2026.
During the six months ended June 30, 2026 and 2025 the Company recognized the following restructuring charges, related to the restructuring activities:

	Six Months Ended June 30,
	2026	2025
	(U.S. $ in thousands)
Cost of revenues	$171	$420
Research and development, net	—	419
Selling, general and administrative	—	62
Total restructuring charges	$171	$901
The Company substantially completed the implementation of its restructuring activities by December 31, 2025.